Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group

Comment on Longview Fibre’s First Quarter Financial Results

PORTLAND, OREGON – May 10, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today commented on Longview Fibre Company’s (NYSE: LFB) first quarter 2006 financial results.

Obsidian senior principal David Brown said, “Longview’s obviously poor first quarter financial results are disappointing and disconcerting. Although we remain firmly committed to acquiring Longview, continued deterioration in Longview’s financial results may have an effect on the valuation of our offer.”

Brown continued, “We are also surprised at the significant level of expenses being incurred to rebut our proposal, when the Company and its advisors refuse to even meet with us. We hope that Longview shareholders will forcefully express their displeasure with these results, and provide a mandate to the Longview Board to meet with us to discuss our compelling proposal.”

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of demands with respect to a special meeting of shareholders of Longview Fibre, Inc. or related agent designations, Obsidian Finance Group, LLC and The Campbell Group, LLC have filed with the Securities and Exchange Commission a preliminary solicitation statement, which shareholders are advised to read as it contains important information. Shareholders will be able to obtain a free copy of such statement and, when available, Obsidian’s and Campbell’s definitive solicitation statement and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such definitive solicitation statement will also, when available, be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of demands or agent designations with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. A copy of this Schedule 14A is available on the SEC website at www.sec.gov.

Media Contacts:
Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contact:
Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500